FORUM NATIONAL INVESTMENTS LTD.

Terminates Offer to Acquire Shares of HSE Integrated Ltd.

August 20, 2009 - Forum National Investments Ltd. (OTCBB: FMNLF) ("Forum") announced today that it has terminated its offer (the “Bid”) to acquire the common shares of HSE Integrated Ltd. (TSX: HSL) ("HSE").

Forum’s decision to terminate the Bid is based on two factors: (1) concerns that it may have failed to correctly commence the offer on August 14, 2009 as required under Multi-Lateral Instrument 62-104 – Take-Over Bids and Special Transactions despite its best efforts; and (2) Forum becoming aware that certain disclosure contained in its takeover bid circular may not comply with the requirements of the Alberta Securities Act, R.S.A. 2000, c. S-4. (the “Act”). Forum at all times intended the Bid to be clear and in compliance with all requirements of the Act and all applicable instruments and regulations.

To date no shares have been deposited in support of the Bid and Forum will not take up any HSE shares under the Bid.

Forum will evaluate whether to commence a new bid for the common shares of HSE at a later date.

About FNI:

Forum National Investments Ltd. (http://www.foruminvestments.com/) is a publicly held company currently trading on the OTCBB under the symbol FMNLF. Our primary business revolves around developing consumer driven organizations designed to enhance lifestyles. The company's Life Settlement operations in the United States are conducted through its wholly owned subsidiary, The American Life Settlements. (ALSS) http://www.thealss.com/.

The information contained in this news release, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. Although Forum believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors, including general economic conditions, spending levels and other factors could cause actual results to differ materially from Forum's expectations.

For further information contact:

Dan Clozza

604-806-6098